SUB-ITEM 77M:

On June 2, 2009, the Board of Directors of the SunAmerica Focused Series, Inc. and the Board of Trustees of the SunAmerica Equity Funds approved the Agreement and Plan of Reorganization pursuant to which the Focused Large-Cap Value Portfolio, a series of SunAmerica Focused Series, Inc., would transfer all of its assets to the SunAmerica Value Fund, a series of the SunAmerica Equity Funds, in exchange solely for the assumption of the Focused Large-Cap Value Portfolio's liabilities by the SunAmerica Value Fund and Class A, Class B, Class C and Class Z shares of the SunAmerica Value Fund, which shares were distributed by the Focused Large-Cap Value Portfolio to the holders of its shares in complete liquidation thereof (the "Reorganization"). On October
16, 2009, shareholders of the Focused Large-Cap Value Portfolio approved the Agreement and Plan of Reorganization, and the Reorganization was consummated on October 26, 2009.